SCHEDULE 13D
                                 (Rule 13d-101)

    Information to be Included in Statements Filed Pursuant to Rule 13d-1(A) and Amendments Thereto Filed Pursuant to Rule 13d-2(A)


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                                 CRDENTIA CORP.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   225235209
                                   ---------
                                 (CUSIP Number)

                     Ann E. Carey, Business Legal Assistant
                  Howard Rice Nemerovski Canady Falk & Rabkin,
                           A Professional Corporation
                      Three Embarcadero Center, Suite 700
                            San Francisco, CA  94111
                                 (415) 434-1600
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 18, 2004
                                ----------------
                         (Date of Event which Requires
                           Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

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CUSIP No. 225235209                                            Page 2 of 13



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 225235209                                            Page 3 of 13


 1    Name of Reporting Person              MEDCAP MANAGEMENT & RESEARCH LLC

      IRS Identification No. of Above Person                      94-3411543

 2    Check the Appropriate Box if a Member of a Group               (a) [ ]

                                                                     (b) [ ]
 3    SEC USE ONLY

 4    Source of Funds                                                     OO

 5    Check Box if Disclosure of Legal Proceedings is Required           [ ]
      Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization                          Delaware

                    7    Sole Voting Power                        34,164,837

   NUMBER OF
     SHARES         8    Shared Voting Power                               0
  BENEFICIALLY
 OWNED BY EACH
   REPORTING        9    Sole Dispositive Power                   34,164,837
  PERSON WITH

                   10    Shared Dispositive Power                          0

 11    Aggregate Amount Beneficially Owned by Reporting           34,164,837
       Person

 12    Check Box if the Aggregate Amount in Row 11 Excludes              [ ]
       Certain Shares

 13    Percent of Class Represented by Amount in Row 11                81.2%

 14    Type of Reporting Person                                           IA


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CUSIP No. 225235209                                            Page 4 of 13


 1    Name of Reporting Persons                         MEDCAP PARTNERS L.P.

      IRS Identification Nos. of Above Persons                    94-3412423

 2    Check the Appropriate Box if a Member of a Group               (a) [ ]

                                                                     (b) [ ]
 3    SEC USE ONLY

 4    Source of Funds                                                     WC

 5    Check Box if Disclosure of Legal Proceedings is Required           [ ]
      Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization                          Delaware

                    7    Sole Voting Power                        34,164,837

   NUMBER OF
     SHARES         8    Shared Voting Power                               0
  BENEFICIALLY
 OWNED BY EACH
   REPORTING        9    Sole Dispositive Power                   34,164,837
  PERSON WITH

                   10    Shared Dispositive Power                          0


 11    Aggregate Amount Beneficially Owned by Reporting           34,164,837
       Person

 12    Check Box if the Aggregate Amount in Row 11 Excludes              [ ]
       Certain Shares

 13    Percent of Class Represented by Amount in Row 11                81.2%

 14    Type of Reporting Person                                           PN


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CUSIP No. 225235209                                            Page 5 of 13


 1    Name of Reporting Persons                                C. FRED TONEY

      IRS Identification Nos. of Above Persons

 2    Check the Appropriate Box if a Member of a Group               (a) [ ]

                                                                     (b) [ ]
 3    SEC USE ONLY

 4    Source of Funds                                                     OO

 5    Check Box if Disclosure of Legal Proceedings is Required           [ ]
      Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization                     United States

                    7    Sole Voting Power                        34,164,837

   NUMBER OF
     SHARES         8    Shared Voting Power                               0
  BENEFICIALLY
 OWNED BY EACH
   REPORTING        9    Sole Dispositive Power                   34,164,837
  PERSON WITH

                   10    Shared Dispositive Power                          0

 11    Aggregate Amount Beneficially Owned by Reporting           34,164,837
       Person

 12    Check Box if the Aggregate Amount in Row 11 Excludes              [ ]
       Certain Shares

 13    Percent of Class Represented by Amount in Row 11                81.2%

 14    Type of Reporting Person                                       IN, HC


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CUSIP No. 225235209                                            Page 6 of 13


Item 1.     Security and Issuer

        This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.0001 (the "Common Stock"), of Crdentia Corp. (the "Issuer"). The principal executive office of the Issuer is 14114 Dallas Parkway, Suite 600, Dallas, TX 75254.

Item 2.     Identity and Background

        This Schedule is filed on behalf of MedCap Partners L.P. ("MedCap"), MedCap Management & Research LLC ("MMR") and C. Fred Toney ("Toney"), each of whose principal business office address is 500 Third Street, Suite 535, San Francisco, CA 94107.

        MedCap is an investment limited partnership, whose general partner is MMR. MMR is an investment adviser registered under the laws of the State of California. Toney is MMR's sole managing member.

        None of MedCap, MMR nor Toney has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        None of MedCap, MMR nor Toney has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        MedCap is a Delaware limited partnership, MMR is a Delaware limited liability company and Toney is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

        The source of funds to make the purchases described in Item 5(c) was working capital of MedCap. The total amount of the funds to make the purchases described in Item 5(c) was $814,620.

Item 4.     Purpose of Transaction

        The acquisitions of Series C Preferred Stock and warrants to purchase Series C Preferred Stock described in Item 5(c) were made for investment purposes.

        Toney is a member of the Issuer's Board of Directors.

        Except as described herein, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

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CUSIP No. 225235209                                            Page 7 of 13


         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to those enumerated above.

        Depending upon market conditions and other factors, the reporting persons may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer beneficially owned by them.

Item 5.     Interest in Securities of the Issuer

(a) MedCap beneficially owns 4,959,937 shares of Issuer's Common Stock, 3,750,000 shares of Issuer's Series B Preferred Stock, which are currently convertible into 1,250,000 shares of Common Stock, and 42,917 shares of Issuer's Series C Preferred Stock which are currently convertible into 4,291,700 shares of Common Stock. MedCap also owns warrants giving it the right to acquire 6,000 shares of Series B-1 Preferred Stock for $60.00 per share (6,000 shares of Series B-1 Preferred Stock, in turn, would currently be convertible into 600,000 shares of Common Stock) and 230,632 shares of Series C Preferred Stock for $60.00 per share (230,632 shares of Series C Preferred Stock, in turn, would currently be convertible into 23,063,200 shares of Common Stock).

     MMR as general partner and investment manager of MedCap and Toney as the sole managing member of MMR may be deemed to beneficially own the shares owned by MedCap in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this
     Schedule 13D nor any of its contents shall be deemed to constitute an admission that either MMR or Toney is, for any other purpose, the beneficial owner of any such securities to which this Schedule relates, and MMR and Toney disclaim beneficial ownership as to the Common Stock except to the extent of their respective pecuniary interests therein.

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CUSIP No. 225235209                                            Page 8 of 13


     Based on the number of shares outstanding reported in the Issuer's most recent quarterly report on Form 10-QSB and shares reported in filings with the SEC as being issued to various insiders of the Issuer the percentage of Common Stock beneficially owned by MedCap, MMR and Toney for the purposes of this Schedule 13D is 81.2%.

(b) Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by reference.

(c) As described in MedCap's, MMR's and Toney's Schedule 13D/A No. 2 filed with the Commission on September 24, 2004, on August 30, 2004, MedCap entered into a Makewell Agreement (the "Makewell Agreement") with certain lenders of the Issuer and the Issuer pursuant to which MedCap agreed to acquire up to 16,667 shares of Series C Preferred Stock for $60.00 per share in the event that the Issuer did not meet certain financial goals. Series C Preferred Stock currently would be convertible into 100 shares of Common Stock for each share of Series C Preferred Stock acquired. If MedCap was required to acquire Series C Preferred Stock pursuant to the Makewell Agreement, the Issuer agreed to issue additional warrants to MedCap which would be exercisable for shares of Series C Preferred Stock at $60.00 per share. Additionally, the Issuer agreed that for every share of Series C Preferred Stock over 4,333 shares purchased by MedCap under the Makewell Agreement, the Issuer would grant MedCap an extraordinary warrant to purchase 10 shares of Series C Preferred Stock. On September 23, 2004, MedCap, in connection with its obligation under the Makewell Agreement, purchased from the Issuer in a private placement, 3,090 shares of Series C Preferred Stock which are currently convertible into 309,000 shares of Common Stock. As part of the acquisition of the Series C Preferred Stock, MedCap received a warrant giving it the right to acquire 7,725 shares of Series C Preferred Stock for $60.00 per share. The Series C Preferred Stock is currently convertible at the option of the holder into 100 shares of Common Stock per share of Series C Preferred Stock. Thus, the warrant for the Series C Preferred Stock is indirectly convertible into 772,500 shares of Common Stock at $0.60 per share.

     On October 12, 2004, MedCap, in connection with its obligation under the Makewell Agreement, purchased from the Issuer in a private placement, 1,250 shares of Series C Preferred Stock which are currently convertible into 125,000 shares of Common Stock with the aggregate amount of MedCap's investment in the private placement being $75,000. As part of the acquisition of the Series C Preferred Stock, MedCap received a warrant giving it the right to acquire 3,125 shares of Series C Preferred Stock for $60.00 per share. The Series C Preferred Stock is currently convertible at the option of the holder into 100 shares of Common Stock per share of Series C Preferred Stock. Thus, the warrant for the Series C Preferred Stock is indirectly convertible into 312,500 shares of Common Stock at $0.60 per share.

     On October 18, 2004, MedCap, in connection with its obligation under the Makewell Agreement, purchased from the Issuer in a private placement, 5,000 shares of Series C Preferred Stock which are currently convertible into 500,000 shares of Common Stock with the aggregate amount of MedCap's investment in the private placement being $300,000. As part of the acquisition of the Series C Preferred Stock, MedCap received a warrant giving it the right to acquire 62,570 shares of Series C Preferred Stock for $60.00 per share. The Series C Preferred Stock is

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CUSIP No. 225235209                                            Page 9 of 13


     currently convertible at the option of the holder into 100 shares of Common Stock per share of Series C Preferred Stock. Thus, the warrant for the Series C Preferred Stock is indirectly convertible into 6,257,000 shares of Common Stock at $0.60 per share.

     On October 25, 2004, MedCap, in connection with its obligation under the Makewell Agreement, purchased from the Issuer in a private placement, 1,417 shares of Series C Preferred Stock which are currently convertible into 141,700 shares of Common Stock with the aggregate amount of MedCap's investment in the private placement being $85,020. As part of the acquisition of the Series C Preferred Stock, MedCap received a warrant giving it the right to acquire 17,712 shares of Series C Preferred Stock for $60.00 per share. The Series C Preferred Stock is currently convertible at the option of the holder into 100 shares of Common Stock per share of Series C Preferred Stock. Thus, the warrant for the Series C Preferred Stock is indirectly convertible into 1,771,200 shares of Common Stock at $0.60 per share.

     On November 3, 2004, MedCap, in connection with its obligation under the Makewell Agreement, purchased from the Issuer in a private placement, 5,910 shares of Series C Preferred Stock which are currently convertible into 591,000 shares of Common Stock with the aggregate amount of MedCap's investment in the private placement being $354,600. As part of the acquisition of the Series C Preferred Stock, MedCap received a warrant giving it the right to acquire 73,875 shares of Series C Preferred Stock for $60.00 per share. The Series C Preferred Stock is currently convertible at the option of the holder into 100 shares of Common Stock per share of Series C Preferred Stock. Thus, the warrant for the Series C Preferred Stock is indirectly convertible into 7,387,500 shares of Common Stock at $0.60 per share.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        MedCap is a party to an Amended and Restated Registration Rights Agreement entitling it to registration rights with respect to Common Stock issuable upon conversion of its shares of Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock, including any Series B-1 Preferred or Series C Preferred issued upon exercise of the Warrants.

Item 7.     Material to be Filed as Exhibits

No.   Exhibit

1.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

2. Amended and Restated Registration Rights Agreement between the Issuer and MedCap dated August 30, 2004 (included as Exhibit 2 to MedCap's, MMR's and Toney's Schedule 13D/A No. 1 filed with the Commission on September 3, 2004 and incorporated herein by reference)

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CUSIP No. 225235209                                           Page 10 of 13


3. Makewell Agreement between certain lenders of the Issuer, the Issuer and MedCap dated as of August 30, 2004 (included as Exhibit 3 to MedCap's, MMR's and Toney's Schedule 13D/A No. 1 filed with the Commission on September 3, 2004 and incorporated herein by reference)

4. Warrant to Purchase Shares of Series C Preferred Stock of the Issuer issued to MedCap dated August 30, 2004 (included as Exhibit 4 to MedCap's, MMR's and Toney's Schedule 13D/A No. 1 filed with the Commission on September 3, 2004 and incorporated herein by reference)

5. Warrant to Purchase Shares of Series B-1 Preferred Stock of the Issuer issued to MedCap dated August 31, 2004 (included as Exhibit 5 to MedCap's, MMR's and Toney's Schedule 13D/A No. 1 filed with the Commission on September 3, 2004 and incorporated herein by reference)

6. Warrant to Purchase Shares of Series C Preferred Stock of the Issuer issued to MedCap dated September 25, 2004 (included as Exhibit 6 to MedCap's, MMR's and Toney's Schedule 13D/A No. 2 filed with the Commission on September 24, 2004 and incorporated herein by reference)

7. Form of Warrant to Purchase Shares of Series C Convertible Preferred Stock of the Issuer (included as Exhibit 4.1 to the Issuer's Form 8-K filed with the Commission on October 25, 2004 and incorporated herein by reference)

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CUSIP No. 225235209                                           Page 11 of 13


                                   Signatures

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: November 9, 2004

                                   MEDCAP PARTNERS L.P.
                                   By its general partner
                                      MedCap Management & Research LLC


                                   /s/ C. Fred Toney
                                   -----------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   MEDCAP MANAGEMENT & RESEARCH LLC


                                   /s/ C. Fred Toney
                                   -----------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   C. FRED TONEY


                                   /s/ C. Fred Toney
                                   -----------------


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CUSIP No. 225235209                                           Page 12 of 13


                                 Exhibit Index



Exhibit 1 Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G


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CUSIP No. 225235209                                           Page 13 of 13

                                   Exhibit 1


                AGREEMENT REGARDING JOINT FILING OF STATEMENT ON
                              SCHEDULE 13D OR 13G


        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or
Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Crdentia Corp. For that purpose, the undersigned hereby constitute and appoint C. Fred Toney as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.


DATED:  November 9, 2004

                                   MEDCAP PARTNERS L.P.
                                   By its general partner
                                      MedCap Management & Research LLC


                                   /s/ C. Fred Toney
                                   -----------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   MEDCAP MANAGEMENT & RESEARCH LLC


                                   /s/ C. Fred Toney
                                   -----------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   C. FRED TONEY


                                   /s/ C. Fred Toney
                                   -----------------